GARY B. WOLFF, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@nyc.rr.com

November 7, 2008

Jay Knight

Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Develocap, Inc.

Registration Statement S-1/A3

File No.: 333-152853

Dear Mr. Knight:

In response to oral comments received on October 24, 2008, we are filing Issuer’s Third Amendment to its Registration Statement and have made the following changes.

1.

We have numbered footnote 6

2.

We have revised Section entitled “Determination of Offering Price” so as to take into account and consideration the fact that offering price is now $.10 per share and the reasons therefore.

3.

Typographical error on page F-5 has been corrected from January 31, 2009 to January 31, 2008.

4.

Page F-11 has been revised for clarity.

5.

Signature page now indicates Principal Financial Officer as opposed to Principal Accounting Officer.

6.

As relates to Forms 8-K and SEC’s two letters of September 25, 2008.

(a)

8-K/A1 relates to 8-K with date of report of 10/13/07 and in response to SEC re-issued Company letter of September 25, 2008 has been filed with former CPA’s letter as exhibit.

(b)

8-K/A1 relates to 8-K with date of report of July 20, 2005 and in response to SEC re-issued Company letter of September 25, 2008 has been filed with former CPA’s letter as exhibit.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff